PART C:

Item 23.(i) Legal Opinion

At the present time the securities would be exempt from registration under Sec. 2(b)11 of the Securities Act of 1933 (an issue offered only to persons within a single state). The registrant seeks to offer the securities to qualified retirement plan sponsors outside of Pennsylvania and to plan participants of sponsors domiciled in Pennsylvania who employ persons outside the Commonwealth.

Shares of the Bw Total Return Fund are securities as defined in Sec. 2(a)(1) of the Act.

The Bw Total Return Fund is a person as defined in Sec. 2(a)(2), an issuer as defined in Sec. 2(a)(4), and an accredited investor as defined in Sec. 2(a)(15) of the Act.

The Bw Total Return Fund trust is an unincorporated trust domiciled in and subject to the laws of the Commonwealth of Pennsylvania.

It is our opinion that the securities being registered are legal and, when sold will be legally issued, fully paid and non-assessable. As securities sold only to trustees of retirement plans that meet the requirements for qualification under section 401(k) of the Internal Revenue Code (26 U.S.C. 401(k)) or to a tax deferred arrangement under sections 403(b) or 457 of the Internal Revenue Code (26 U.S.C. 403(b) and 457), shares are not owned by the plan participants, and upon distributable events as defined in the plan documents, shares are redeemed for the benefit of participants and distributions are made in cash.

____________________________________ January 3, 2008
David G. Ennis, Esquire